FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 7, 2009, regarding the 2009 First Quarter Results

2009 First Quarter Results
FINANCIAL HIGHLIGHTS

Santiago, Chile, May 7, 2009 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter ended March 31, 2009.

Financial figures included in this document are expressed in nominal terms, unless otherwise stated.

  Banco de Chile (hereinafter the “Bank”) obtained net income of Ch$49,276 million in the first quarter of 2009, which represents a decrease of 18.0% when compared to Ch$60,100 million recorded in 1Q08 and a decrease of 13.8% when compared with the previous quarter figure of Ch$57,177 million.

  The Bank’s total loans to customers reached Ch$12,901,017 million as of March 31, 2009, representing a 10.3% annual growth and a market share of 19.0%.

  In terms of credit quality, the Bank's coverage ratio increased to 337% as of March 2009 from 258% in March 2008, quite above the average for the financial system.

  Capital adequacy ratio of Total Capital to Risk Adjusted Assets increased to 12.7% in 1Q09 from 11.5% in 1Q08 and 11.7% in 4Q08.

Selected Financial Data (in nominal Ch$)				% Change 1Q09/1Q08
	1Q08	4Q08	1Q09

Income Statement (Millions of Chilean pesos)
Net financial income(1)	163,398	224,595	168,685	3.2%
Fees and Commissions, net	46,899	56,447	53,804	14.7%
Other operating income	41,433	4,726	6,982	(83.1)%
Operating revenues	251,730	285,768	229,471	(8.8)%
Provisions for loan losses	(26,033)	(47,014)	(51,104)	96.3%
Operating expenses	(151,374)	(156,789)	(121,452)	(19.8)%
Price-level restatements	(7,174)	(16,570)	-	-
Net income	60,100	57,177	49,276	(18.0)%

Earnings per Share (Chilean pesos)
Net income per share	0.75	0.78	0.61	(18.7)%
Book value per share	14.24	16.25	16.36	14.9%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	11,700,431	13,649,006	12,901,017	10.3%
Total assets	15,333,636	18,128,442	17,118,564	11.6%
Equity	1,139,039	1,297,743	1,318,601	15.8%

Ratios
Profitability
Return on average assets (ROAA)	1.64%	1.31%	1.18%
Return on average equity (ROAE)(3)	17.5%	15.8%	13.0%
Net Financial Margin (2)	4.9%	5.6%	4.3%
Efficiency ratio	60.1%	54.9%	52.9%
Credit Quality
Past Due Loans/Total Loans	0.6%	0.6%	0.6%
Allowances for loan losses/Total loans	1.4%	1.7%	1.9%
Allowances /Past Due Loans	258.1%	277.3%	337.4%
Capital Adequacy
Total capital/Risk adjusted assets	11.5%	11.7%	12.7%

[1]	Net interest revenue, foreign exchange transactions and gains (losses) from trading and brokerage activities
[2]	Net financial income divided by average interest earning assets.
[3]	ROAE considers average equity adjusted by provisions for minimum dividends.

2009 First Quarter Results

First Quarter 2009 Highlights

The Bank

• Adoption of new accounting standards. In January 2009, new accounting regulations issued by the Superintendency of Banks, which modified the accounting information of financial statements for 2009, came into effect. For that reason, financial statements for 2009 are not entirely comparable to those of previous periods.

The main changes in accounting criteria are related to: (i) price-level restatement, (ii) severance indemnities, (iii) fixed assets, (iv) impaired portfolio, (v) interest revenue, (vi) loan originated expenses, (vii) loan charge-offs, and, (viii) rewrite of charged– off loans. For further detail, please see page 14.

The first time adoption of these new accounting regulations were directly recognized in equity as an increase equivalent to Ch$ 23.131 million at December 31, 2008.

In addition, the application of these new guidelines has reduced the 2009 first quarter net income in approximately Ch$ 32,900 million.

• Financial and economic environment. The global economic and market outlook have imposed large challenges on local financial institutions. During the first quarter of 2009, the economic activity contracted by 2.1% with compared to 1Q08, mainly explained by the global turmoil of the economy in the same period. As a consequence, we have observed lower internal demand and higher unemployment rates.

Due to the sharp deceleration in the inflation rates during the last two quarters, the authorities had the enough space to implement an expansionary policy in this quarter, reducing 650 basis points the monetary policy rate.

In this context, the Bank intensified its prudent and conservative approach to risk in order to protect its high asset quality. Accordingly, the Bank grew in those sectors with less risk level, monitored those customers group and sectors with higher risk potential, and, strengthens its collection process.

• Distribution of dividends and capitalization.
At the Bank’s Ordinary Shareholders Meeting held on March 26, 2009, distribution and payment of dividend N°197 was approved in the amount of Ch$2.357790 per common share (Ch$1,414.67/ADS), representing 70% of the Bank’s 2008 net income. In the same day, an Extraordinary Shareholders Meeting also approved the distribution to shareholders of the remaining 30% of the Bank’s net income for fiscal year 2008, in the way of new, fully paid-in shares to be issued at a value of Ch$31.26 per share.

On March 30, 2009, the Central Bank of Chile exercised its option and required the corresponding 30% of the net income entitled to those shares that guarantee SAOS debt to be fully distributed in cash. As result of the above, the Bank will capitalize an amount of Ch$52,261 million, through the issuance of 1,672 million shares free of charge.

• Banco de Chile’s ratings were upgraded in 2009. The Bank international credit risk rating was improved during March by Moody’s, in line with the upgrade of Chile’s sovereign rating. The Bank’s long term foreign currency deposit was improved from A2 to A1, with positive outlook. In addition, the Bank local credit risk ratings were improved during May by Feller- Rate. The Bank’s solvency, time deposits over one year, mortgage-funding bonds and bonds were upgraded from AA+ to AAA. Also, the subordinated bonds were upgraded from AA to AA+.

• Important recognitions and awards. For the fourth consecutive year the Bank was nominated as the top financial institution in Chile in terms of shareholder value creation according to the annual survey conducted by Santander Global Bankings and Markets - Banco Santander investment arm - and the Chilean magazine Revista Capital.

In addition, Banco de Chile was recognized by Euromoney Magazine and by The Banker Magazine, as the "Best Domestic Private Bank in Chile" and for its participation in the Restructuring Deal of the Year (Runner-Up) in the Americas, respectively.

• Amendments to agreements entered by Banco de Chile and Citigroup Inc., on December 27, 2007. Banco de Chile and Citigroup Inc. agreed to make amendments to the Global Connectivity Agreement, the Cooperation Agreement and the License Contract.

2009 First Quarter Results

The purpose of the amendments of the Global Connectivity Agreement is related to the rendering of banking services in and outside of Chile. Particularly, agreements related to payments for business and services.

The amendments of the Cooperation Agreement are referred to the exchange of information between Banco de Chile and Citigroup Inc. and those of the License Contract are referred to the quality standards for rendering services associated to the trademarks under license.

• Financial statement published on a monthly basis. Banco de Chile files its consolidated financial statement, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2009 First Quarter Results

Financial System Highlights

• The Chilean Financial System posted a net income of Ch$248,841 million in the first quarter of 2009, a nominal increase of 2.5% as compared to Ch$242,819 million recorded in the same period of last year. Higher results mainly reflect the positive impact of the sharp decrease in interest rates over the securities portfolio, higher fees and an improvement in the efficiency ratio, from 53.9% in 1Q08 to 51.3% in 1Q09. These positive effects were partially offset by the significant increase in provisions for loans losses as a consequence of a more complex economic scenario. In fact, the ratio of provision for loan losses to average loans rose from 1.16% in 1Q08 to 1.77% in 1Q09. As a result, the Return on Average Equity (ROAE) for 1Q09 was 12.5% compared to 13.8% for 1Q08, and 12.1% for 4Q08.

• Total loans to customers, as of March 31, 2009, amounted Ch$67,831,255 million, equivalent to an annual expansion of 12.7%, representing a deceleration compared to the previous year due to the tightening credit conditions and weaker loan demand. The annual increase was mainly driven by growth in commercial and mortgage loans, which increased by 13.9% and 15.1%, respectively. Consumer loans increased at a lower pace, showing an annual growth of 3.0%. At the same time, the past due loans to total loans ratio rose from 0.87% in 1Q08 to 1.15% in 1Q09.

Since 2009, figures for the financial system are presented under new accounting standards. As a result, figures for 1Q09 are not totally comparable with figures for prior periods.

2009 First Quarter Results

Banco de Chile 2009 First-Quarter Consolidated Results

NET INCOME

The Bank posted a consolidated net income of Ch$49,276 million during 1Q09, representing a decrease of 18.0% over the Ch$60,100 million reported in 1Q08. This reduction can be explained as follows: (i) a plunge in the inflation rate, which had an adverse profitability impact over the net, UF denominated asset position (UF denominated assets funded in nominal Chilean pesos). This impact was intensified by the elimination of price-level restatement over non monetary assets and liabilities (new accounting regulations), thus increasing the net UF denominated position within an environment of a negative inflation rate (2.3% UF decrease in the quarter), (ii) a non-recurring income associated to the sale of foreign branches during 1Q08, (iii) an important increase in provisions for loan losses, and, (iv) the application of the new IFRS accounting standards, which negatively impacted the net income by approximately Ch$32,900 million.

The aforementioned factors were partially offset by a decrease in operating expenses, mainly due to merger costs posted during 1Q08 and also by higher results coming from the treasury business in 1Q09.

It is worth mentioning that under the previous accounting regulations, and for comparable purposes, net income estimate for the quarter stands to approximately Ch$82,200 million, above the effective 1Q08 and 4Q08 figures by 37% and 44%, respectively.

In 1Q09, the Bank reached an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 1.2% and 13.0%, respectively, over the financial system’s comparable figures for the quarter of 1.0% and 12.5% .

Despite the Bank’s lower consolidated results, the Bank’s subsidiaries showed a strong performance during 1Q09. Overall, they contributed by 28.7% to the 1Q09 total net income, up from 10.5% posted in 1Q08. This higher contribution was mainly fueled by an increase in net results of Factoring, Securities Brokerage and Financial Advisory subsidiaries. The result of the Factoring subsidiary experienced an almost five times, year-on-year increase, primarily as a result of the impact of the lower inflation rate during 1Q09 as the company’s assets, mostly denominated in nominal Chilean pesos, are largely funded on UF-denominated interest bearing liabilities.

The Securities Brokerage subsidiary posted Ch$5,850 million in 1Q09 from Ch$2,424 million in 1Q08, as a consequence of higher results obtained from its securities portfolio due to the important decrease in interest rates observed during the period.

As the Financial Advisory subsidiary is concerned, this company increased its net income from Ch$(36) million in 1Q08 to Ch$675 in 1Q09, mainly as a consequence of a higher number of business transactions materialized during this quarter, including the participation as lead arranger of an important bond issued for US$174 million related to a company in the mining sector.

The mentioned increase in the outcome of these subsidiaries was partially offset by lower net income accounted for by Socofin, the collections subsidiary, from Ch$173 million in 1Q08 to Ch$(530) million in 1Q09, mainly due to higher personnel salaries and expenses as a result of the increase in the collection volumes.

Net Income by Company

(in millions of nominal Chilean pesos)	1Q08	4Q08	1Q09	% Change 1Q09/ 1Q08

Bank	53,782	50,053	35,146	(34.7)%
Securities Brokerage	2,424	4,958	5,850	141.3%
Mutual Funds	1,745	531	2,002	14.7%
Insurance Brokerage	964	671	1,140	18.3%
Financial Advisory	(36)	157	675	-
Factoring	947	563	4,732	399.7%
Securitization	(15)	(20)	(15)	0.0%
Promarket (credit pre-evaluation)	90	160	260	-
Socofin (collection)	173	67	(530)	(406.4)%
Trade Services	26	37	16	(38.5)%

Total Net Income	60,100	57,177	49,276	(18.0)%

2009 First Quarter Results

Total net income decreased by 13.8% in 1Q09 as compared to the previous quarterly figure, primarily as a consequence of: (i) lower results from the management of UF/CLP nominal positions, (ii) higher provisions for loan losses, (iii) the 5.5% contraction recorded by the loan portfolio, and, (iv) the application of new accounting standards. These lower results were partially offset by higher results obtained in the securities portfolios and lower operating expenses.

NET FINANCIAL INCOME

Net financial income increased to Ch$168,685 million in 1Q09 compared to Ch$163,398 million in 1Q08, mainly as a result of the combined effects of a 16.4% growth in average interest earning assets and a decrease of 55 basis points in net financial margin.

Net Interest Revenue

(in millions of nominal Chilean pesos)	1Q08	4Q08	1Q09	% Change
				1Q09/1Q08	1Q09/4Q08

Interest revenue	308,537	474,434	178,971	(42.0)%	(62.3)%
Interest expense	(155,485)	(256,287)	(35,571)	(77.1)%	(86.1)%
Interest revenue from trading instruments	10,811	6,516	(3,631)	(133.6)%	(155.7)%
Gains (losses) from securities	12,113	3,990	36,482	201.2%	814.3%
Gains (losses) from derivatives contracts	8,690	236,831	(93,832)	(1,179.8)%	(139.6)%
Foreign Exchange transactions, net	(21,268)	(240,889)	86,266	(505.6)%	(135.8)%

Net Financial Income	163,398	224,595	168,685	3.2%	(24.9)%

Avg. Int. earning assets	13,364,060	16,167,817	15,561,964	16.4%	(3.7)%
Net Financial Margin(1)	4.89%	5.56%	4.34%	-	-

The increase in average interest earning assets between 1Q09 and 1Q08 was mainly explained by a growth in both, loan and securities portfolios.

The reduction in net financial margin from 4.89% in 1Q08 to 4.34% in 1Q09 was mostly due to:

• The decrease in the inflation rate, measured by (2.3)% fluctuation of the UF during 1Q09, compared to a 1.0% in 1Q08, which implied that during 1Q09 the Bank earned lower interest income on the portion of UF denominated interest earning assets funded by nominal Chilean pesos.

• A lower contribution from non-interest bearing liabilities, principally demand deposits, as a result of the decrease of nominal interest rates (average short-term interest rate was 5.04% in 1Q09 and 6.36% in 1Q08).

• A less favorable asset mix as a result of higher growth in commercial and residential mortgage loans (both of them above 11%) when compared to a 3.5% growth reached in consumer loans.

The aforementioned factors were partially offset by: (i) the positive impact arising from the decrease in interest rates, which favorably impacted the value of the securities portfolio and, at the same time, generated upbeat repricing effects (as our interest bearing liabilities reprice faster than our interest earnings assets), and, (ii) higher lending spreads as a consequence of the current credit risk environment.

Net financial income for 1Q09 compared to 4Q08 decreased by 24.9% mainly as a result of the sharp decrease in nominal interest rates and inflation due to the strong slowdown experienced by the Chilean economy during the last two quarters; and, to a lesser extent, to the 3.8% decrease in average interest earning assets (most of which came from the 7.4% decrease in commercial loans).
_________________________________________
1 Net financial income divided by average interest earning assets.

2009 First Quarter Results

FEES AND COMMISSIONS, NET

Fees and Commissions, net, by Company

(in millions of nominal Chilean pesos)	1Q08	4Q08	1Q09	% Change
				1Q09 / 1Q08

Bank	27,194	35,270	36,076	32.7%
Mutual Funds	8,870	8,101	8,557	(3.5)%
Financial Advisory	189	676	932	393.1%
Insurance Brokerage	4,447	4,127	2,488	(44.1)%
Securities Brokerage	2,520	3,469	1,635	(35.1)%
Factoring	252	487	262	4.0%
Socofin	3,317	4,176	3,755	13.2%
Securization	30	37	38	26.7%
Promarket	51	59	38	(25.5)%
Trade Services	29	45	23	(20.7)%

Total Fees and
Commissions, net	46,899	56,447	53,804	14.7%

Total net fees and commissions increased by 14.7% from Ch$46,899 million in 1Q08 to Ch$53,804 million in 1Q09. Higher fee income came mainly from our core banking products and, to a lesser extent, from our Financial Advisory and Collection subsidiaries.

The 32.7% increase in the Bank’s core fees along the last twelve months are mostly related to credit cards, checking accounts, ATM’s, cash management services and foreign trade loans. As a result, the Bank’s core business accounted for 67.1% of the consolidated total fees and commission in 1Q09, up from 58.0% in 1Q08.

Regarding fees derived from Financial Advisory, our subsidiary improved its performance generating important deals during the quarter mainly related to structured financing transactions and M&A advisory services. In turn, higher fees from the Socofin subsidiary were mainly related to the fees charged to third parties as a result of higher collection volumes.

The aforementioned positive factors were partially offset by lower fees accounted for by the Insurance Brokerage and Securities Brokerage subsidiaries. The former, mainly due to a decrease in the amount of policies sold in the retail market, particularly in the lower middle income segment, as a result of the economy’s slowdown. In turn, the lower fee income generated by the Securities brokerage mainly respond to lower gains obtained in asset management services as well as in stock transactions as a result of a weaker market activity. Despite the foregoing, this subsidiary increased its market share from 13.3% in 1Q08 to 14.1% in 1Q09.

During 1Q09 fees experienced a 4.7% decrease as compared to 4Q08 as higher fees coming from our core banking and Mutual Funds subsidiary were more than offset by the lower fees booked in the Securities Brokerage and Insurance Brokerage subsidiaries.

OTHER OPERATING INCOME

Other operating income amounted to Ch$6,982 million in 1Q09 as compared to Ch$41,433 million in 1Q08 and Ch$4,726 million in 4Q08. The significant quarter on quarter decrease is mainly attributable to a non recurrent income coming from the sale of the assets and liabilities of foreign branches during 1Q08, which amounted to Ch$34,472 million.

2009 First Quarter Results

PROVISIONS FOR LOANS LOSSES

As we anticipated in previous releases, the increase in the Bank’s overall provisions for loan losses has been the result of a tougher global and local economic scenario together with a progressive slowdown in the activity levels and higher unemployment rates, which has affected the financial condition of our clients.

Provisions for loan losses amounted to Ch$51,104 million in 1Q09 as compared to Ch$47,014 million in 4Q08 and Ch$26,033 million in 1Q08. The quarter on quarter increase was primarily a consequence of: (i) higher risk levels in the segments of individuals and small and medium sized companies, (ii) a 10% expansion in the loan portfolio, and (iii) the effect generated by the application of the new IFRS accounting criteria, particularly when related to rewritten loans.

Consequently, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 1.52% in 1Q09 as compared to 0.88% in 1Q08. Despite this growth, the Bank’s figure remains below the system’s average of 1.77% for the current quarter.

As compared to 4Q08, provisions for loan losses increased by Ch$4,090 million in 1Q09, primarily as a consequence of lower loan loss recoveries on consumer loans and higher charge off in the corporate loans (both of them due to the new accounting criteria already mentioned) and to the downgrade of the risk classification of one relevant corporate client in 1Q09.

It is important to point out that the Bank has insisted on maintaining its conservative approach especially on those sectors with less favorable outlook. At the same time, we have been proactive in identifying and following up the customer groups and sectors with higher risk potential, anticipating and limiting the expected losses.

The Bank has also improved the effectiveness of its collection processes through the segmentation of the collection models and, at the same time, increasing the number of employees involved in this process.

No significant reduction in the provision level should be expected unless a relevant improvement in the economic and financial environment is evidenced.

Allowances and Provisions

(in millions of nominal Chilean pesos)	1Q08	4Q08	1Q09	% Change
				1Q09/ 1Q08

Allowances

Allowances at the beginning of each period	134,937	198,358	227,202	68.4%
Citibank Chile balances as of January 1, 2008	20,840	0	0
Charge-off	(22,087)	(29,420)	(33,467)	51.5%
Provisions for loan losses established, net	33,628	58,264	54,965	63.5%

Allowances at the end of each period	167,318	227,202	248,700	48.6%

Provisions for loan losses

Provisions for loan losses established	(33,628)	(58,264)	(54,965)	63.5%
Loan loss recoveries	7,595	11,250	3,861	(49.2)%

Provisions for loan losses	(26,033)	(47,014)	(51,104)	96.3%

Ratios

Allowances for loan losses/ Total loans	1.43%	1.66%	1.93%
Provisions for loan losses / Avg. Loans	0.88%	1.34%	1.52%
Charge-offs / Avg. Loans	(0.75)%	(0.84)%	(1.00)%
Recoveries / Avg. Loans	0.26%	0.32%	0.11%

2009 First Quarter Results

OPERATING EXPENSES

Total operating expenses in 1Q09 amounted to Ch$121,452 million, a decrease of 19.8% as compared to Ch$151,374 million in 1Q08, primarily as a result of non recurring expenses in the amount of approximately Ch$35,800 million, incurred upon in 1Q08 because of the merger with Citibank Chile.

Excluding merger expenses, operating expenses would have increased by 5.8% in nominal terms. This increase is mainly explained by: (i) salary adjustments due to inflation (in compliance with the current collective agreement with unions, salaries have been adjusted by 11% in the last 12 months), and (ii) higher processing and communications expenses associated with the growth of business volumes and transactions.

In spite of the Bank’s staffing increase in commercial and customer services areas (call center), the total number of employees, excluding subsidiaries, declined by 1.3% in the last twelve months as a result of higher efficiencies generated by the merger process.

Regarding its subsidiaries, the Bank decided to increase the staffing of Socofin (collection subsidiary) with the aim of enhancing the effectiveness of collection on overdue loans.

Lower operating expenses recorded during 1Q09 relative to the previous quarter, were primarily due to higher other operating expenses related to additional loan loss provisions of approximately Ch$17,000 million, booked in 4Q08. In addition, depreciation and amortization in 1Q09 showed a reduction consequence of the application of the new accounting criteria (IFRS), which eliminated the inflation adjustment in fixed and intangible assets.

Regarding the efficiency ratio, it improved from 60.1% (53.2% adjusted for non-recurring income and expenses) in 1Q08 to 52.9% in 1Q09.

Operating Expenses

(in millions of nominal Chilean pesos)	1Q08	4Q08	1Q09	% Change
				1Q09/ 1Q08

Staff expenses	(86,787)	(67,574)	(64,171)	(26.1)%
Administrative expenses	(42,671)	(51,131)	(43,984)	3.1%
Depreciation and amortization	(10,906)	(9,270)	(8,112)	(25.6)%
Other operating expenses	(11,010)	(28,814)	(5,185)	(52.9)%
Total operating expenses	(151,374)	(156,789)	(121,452)	(19.8)%

Efficiency Ratio*	60.1%	54.9%	52.9%	-

* Operating expenses/Operating revenues

INCOME TAX

In 1Q09, the Bank recorded a tax expense of Ch$8,204 million as compared to Ch$7,912 million in 1Q08, reflecting effective tax rates of 14.3% and 11.6%, respectively.

2009 First Quarter Results

LOAN PORTFOLIO

As of March 31, 2009, the Bank’s total loans to customers amounted to Ch$12,901,017 million from Ch$11,700,431 million as of March 31, 2008, posting an annual expansion of 10.3% and a quarterly contraction of 5.5%, both figures in nominal terms.

Certainly, the evolution of the Bank's business volumes reflects the effects of the local and international environment with a significant slowdown in the economy’s growth rate, coupled with lower demand levels and higher unemployment rates, thus impacting all segments and products.

The twelve months loan growth was principally driven by an 11.5% increase in commercial loans and a 11.4% boost in residential mortgage loans. In turn, consumer loans grew only by 3.5% in the same period. It is worth mentioning that the annual growth in residential mortgage loans and commercial loans was influenced by an increase of 5.7% in the inflation rate and 32.6% in the foreign exchange rate, which positively impacted the volume of loans denominated in UF (38.3% of our commercial loans and 100% of our residential mortgage loans) and loans denominated in U.S. dollars (12.9% of our commercial loans).

In terms of commercial loans, the annual expansion was mainly fueled by an 11.4% increase in commercial credits and a 34.3% increase in foreign trade loans, as a result of the loans increase in financial services, mining and industrial sectors.

As compared to the previous quarter, the Bank’s total loans to customers decreased by 5.5% from Ch$13,649,006 million as of December 31, 2008 to Ch$12,901,017 million as of March 31, 2009. This decrease was mainly driven by a reduction of 7.4% in commercial loans and, to a lesser extent, by a decrease of 1.6% in residential mortgage loans.

It is worth mentioning that the contraction in economic growth, as well as the reduction in the foreign exchange rate and in the inflation rate during the quarter, has negatively affected the volume of our loan portfolio, especially commercial loans. However, it should be noted that the decline in interest rates (short and long term) arising from more expansive fiscal and monetary policies, has mitigated the slowdown in residential mortgage loans and consumer loans.

Total Loans to Customers

(in millions of nominal Chilean pesos)	Mar-08	Dec-08	Mar-09	% Change	% Change
				12 - months	1Q09/ 4Q08

Commercial Loans	7,848,562	9,453,445	8,752,583	11.5%	(7.4)%
Commercial credits	5,649,958	6,538,165	6,291,519	11.4%	(3.8)%
Mortgage loans	200,087	174,651	161,600	(19.2)%	(7.5)%
Foreign trade loans	946,861	1,532,302	1,271,255	34.3%	(17.0)%
Factoring	389,405	483,904	331,706	(14.8)%	(31.5)%
Leasing contracts	662,251	724,423	696,503	5.2%	(3.9)%
Residential Mortgage Loans	2,038,389	2,308,013	2,271,399	11.4%	(1.6)%
Consumer Loans	1,813,480	1,887,548	1,877,035	3.5%	(0.6)%

Total loans to customers	11,700,431	13,649,006	12,901,017	10.3%	(5.5)%

2009 First Quarter Results

Past Due Loans

(in millio ns o f no minal Chilean peso s)	M ar-08	Dec-08	M ar-09	% Change 12 - months	% Change 1Q09 / 4Q08

Commercial loans	46,123	63,648	55,040	19.3%	(13.5)%
Consumer loans	10,896	11,169	14,730	35.2%	31.9%
Residential mortgage loans	7,814	7,132	3,949	(49.5)%	(44.6)%

Total Past Due Loans	64,833	81,949	73,719	13.7%	(10.0)%

Past due loans amounted to Ch$73,719 million as of March 31, 2009, showing an annual increase of 13.7%, mainly related to commercial loans and consumer loans as a consequence of the annual loan portfolio expansion and the higher levels of risk along the industry. The 2009 figures are not entirely comparable to those of previous periods due to the application of the new accounting regulations as mentioned before.

Overall, past due loans to total customer loans ratio remained in 0.6% in 1Q09 compared to the previous year. In terms of coverage ratio, the Bank’s allowances to past due loans ratio increased to 337% as of March 2009 from 258% in March 2008, quite above the average for the financial system standing at 176% as of March 2009.

Since January 2009, the Superintendency of Banks and Financial Institutions established an additional asset quality indicator, under the denomination of deteriorated loans, which includes not only the overdue portion of loans, but also the entire balance. As of March 31, 2009, the Bank’s ratio of deteriorated loans to total loans reached 1.55%, which compares favorably to the 2.82% posted by the financial system.

FUNDING

Total liabilities amounted to Ch$15,799,963 million as of March 31, 2009, an annual expansion of 11.3%, as a consequence of a 9.3% increase in non-interest bearing liabilities and a 12.1% growth in interest bearing liabilities.

The expansion in non-interest bearing liabilities was primarily related to an increase of 18.9% in current accounts, as a consequence of the Bank’s successful initiatives to cross sell our corporate customers with cash management products as well as to expand our retail current account customer base. The sharp reduction in nominal interest rates during the current quarter has also positively impacted current account balances.

The annual expansion in interest bearing liabilities was mainly explained by: (i) the 15.5% increase in time deposits and saving accounts and, to a lesser extent, (ii) an increase in borrowings from foreign financial institutions so as to fund foreign currency assets incorporated after the merger with Citibank Chile and, (iii) an expansion in debt issued (bonds and subordinated bonds).

In terms of quarterly figures, total liabilities decreased by 6.1% in 1Q09 as compared to 4Q08, consistent with the contraction of 5.6% in total assets for the same period. The quarterly decrease in interest bearing liabilities was mainly fueled by the decrease of 27.9% in borrowing from financial institutions and by the decrease of 5.0% in time deposits and savings accounts, the latter in part boosted by the decrease in interest rates. On the other hand, the reduction in borrowings from financial institutions was primarily due to more convenient funding conditions as compared to those related to funding abroad. In turn, non interest bearing liabilities increased by 1.2% during the quarter as 9.8% growth in current accounts more than offset the decrease in other non interest bearing liabilities (principally related to a decrease in the provision for minimum dividends as a consequence of the dividend distribution) and derivative products.

2009 First Quarter Results

Funding

(in millions of nominal Chilean pesos)	M ar-08	Dec-08	M ar-09	% Change 12 - months	% Change 1Q09 / 4Q08

Non-interest Bearing Liabilities
Current Accounts	2,341,997	2,534,753	2,784,065	18.9%	9.8%
Demand deposits	466,072	472,508	465,924	(0.0)%	(1.4)%
Derivative intruments	749,042	862,799	764,083	2.0%	(11.4)%
Transactions in the course of payment	270,699	141,988	240,924	(11.0)%	69.7%
Other	289,725	432,558	244,435	(15.6)%	(43.5)%
Subtotal	4,117,535	4,444,606	4,499,431	9.3%	1.2%
Interest Bearing Liabilities
Savings accounts & Time Deposits	6,972,302	8,472,590	8,050,745	15.5%	(5.0)%
Securities sold under repurchase agreement	432,148	420,658	301,667	(30.2)%	(28.3)%
Borrow ings from Financial Inst.	906,747	1,498,549	1,080,616	19.2%	(27.9)%
Debt issued	1,688,020	1,900,588	1,806,822	7.0%	(4.9)%
Mortgage Finance bonds	400,044	350,428	320,245	(19.9)%	(8.6)%
Subordinated bonds	440,970	555,577	526,375	19.4%	(5.3)%
Other bonds	847,006	994,583	960,202	13.4%	(3.5)%
Other	77,845	93,708	60,682	(22.0)%	(35.2)%
Subtotal	10,077,062	12,386,093	11,300,532	12.1%	(8.8)%

Total Liabilities	14,194,597	16,830,699	15,799,963	11.3%	(6.1)%

SECURITIES PORTFOLIO

As of March 31, 2009, the Bank’s securities portfolio totaled Ch$1,657,595 million, representing a 21.1% annual increase and a quarterly decrease of 5.3% . The annual increase was mainly related to higher exposure in Central Bank securities as well as in local financial institutions.

It is worth mentioning that most of the Bank’s portfolio is classified as available for sale as a result of the homologation of the investment classification criteria between Banco de Chile and Citibank Chile, with approval from the Superintendency of Banks. This implied that during 3Q08 the Bank reclassified part of its investment portfolio from trading to available for sale. At the end of the current quarter, the Bank had 63.3% of its securities portfolio classified as available for sale and the remaining 36.7% classified as trading securities.

It is important to mention that during the first quarter of 2009, as the economy decelerated and inflation dropped, interest rates showed a significant decrease (approximately 380 basis points in BCP-2 and 180 basis points in BCU-5), which allowed the Bank to generate significant revenues in the trading portfolio as well as income from the sale of a portion of the available for sale portfolio.

Financial Securities

(in millions o f nominal Chilean pesos )	M ar -08	De c-08	M ar -09	% Change 12 - months	% Change 1Q09 / 4Q08

Trading securities	1,193,041	679,843	608,245	(49.0)%	(10.5)%
Available for sale	175,836	1,071,438	1,049,350	496.8%	(2.1)%
Held to maturity	0	0	0	-	-

Total Financial Securities	1,368,877	1,751,281	1,657,595	21.1%	(5.3)%

2009 First Quarter Results

EQUITY

As of March 31, 2009, the Bank’s Equity totaled Ch$1,318,601 million (US$2,265 million), 15.8% higher than 1Q08. This nominal increase was mainly due to: (i) an increase of approximately Ch$91,117 million as a consequence of the price-level restatement made during the period between March 31, 2008 and December 31, 2008 (in accordance to the rules prevailing in that period), (ii) the capitalization of 30% of the 2008 net income as agreed upon in the extraordinary shareholder meeting held in March 2009 (equivalent to Ch$52,261 million after the Central Bank’s requirement of full cash payment of its dividend rights), (iii) a one-time adjustment of Ch$23,131 million for the first time adoption of new IFRS accounting standards, and (iv) the subscription and payment of 319.9 million of new shares equivalent to Ch$12,510 million during May 2008.

As of March 31, 2009, on a consolidated basis, Basic Capital to Total Assets reached 7.1%, while Total Capital to Risk-Adjusted Assets posted 12.7%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively. Both 1Q09 ratios are higher than those posted in 1Q08 and 4Q08.

In compliance with new accounting guidelines from the Chilean Superintendency of Banks, Banco de Chile booked a provision for minimum dividends of Ch$ 34,493 million during the first quarter of 2009. This corresponds to 70% of the net income for the period.

BANCO DE CHILE CREDIT RISK RATINGS

Local ratings

	Fitch Chile	Feller- Rate
	Ratings	Ratings

Tim e Depos its up to 1 year	Level 1+	Level 1+
Tim e Depos its over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA+	AA+
Shares	1s t Class Level 1	1s t Class Level 1

International ratings

Fitch Ratings	Rating

Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

S tandard &Poor's	Rating

Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating

Long Term Foreign Currency Deposits	A1
Short Term Foreign Currency Deposits	Prim e-1

2009 First Quarter Results

CHANGE IN ACCOUNTING CRITERIA

The Superintendency of Banks and Financial Institutions, through Circular N°3,410 dated November 9, 2007, subsequently complemented by Circular N° 3,443 dated August 21, 2008, introduced the new Accounting Standards Compendium applicable from January 1, 2009 as a result of the convergence project to International Financial Reporting Standards (IFRS). The retroactive accumulated impact of the accounting changes at December 31, 2008 were directly recognized in equity as an increase equivalent to Ch$ 23,131 million, as detailed below:

Impact of balance sheet as of January 1, 2009
(in million of nominal Chilean pesos)

Assets
Loans to customer	4,926
Investments in other companies	574
Fixed assets	24,770
Deferred tax	2,716
Other assets	(713)

Total assets impact	32,273

Liabilities
Provisions	1,664
Deferred tax	7,478

Total liabilities impact	9,142

Equity
Reserves	23,131

Total equity impact	23,131

The summary of the main accounting criteria that were modified by the new regulations, are the following:

• Price-level restatement
Price-level restatement criteria was eliminated as Chile is considered a non-hyperinflationary economy according to in the International Standard of Accountancy N° 29 (NIC 29). The price-level restatement applied until December 31, 2007, transition date to the new rules, was not reversed. The price-level restatement applied on equity accounts during the year 2008 was not reversed according to the rules applied for legal purposes until the previous year.

• Staff severance indemnities
The liabilities of this benefit plan are valued according to a “Projected unit of credit method”, including the following variables: staff turnover , expected salary growth and the probability of using this benefit discounted at the current rate for long term operations in accordance with the International Accounting Standards N° 19 (NIC 19), Benefits to Employees.

• Fixed assets
The fixed assets value corresponds to historical cost or value of last appraisal required by the local regulator, with the price-level restatement applied until December 31, 2007. In the case of certain real estate items, according to the Accounting Standards Compendium, the Bank chose the application of the reasonable value of these assets based on independent appraisals.

• Impaired Portfolio
The Impaired Portfolio concept was incorporated as of January 1, 2009. Impaired Portfolio corresponds to those customers where there is evidence that they will not honor any of its obligations according to the payment conditions that were previously agreed. In this context, the Bank must incorporate these loans as impaired portfolio category and maintain them in that portfolio until a normal payment behavior is observed.

• Interests revenue
Interest revenue is accrued according to effective interest rate. Unlike in the past, the loans that are in delinquency status maintain its accrual in the income statement, with the exception of those loans that are strongly impaired as reflected below:

Suspension Criteria

Individual Evaluation:
• Loans classified in categories D1 and D2
• Loans classified in category C3 and C4, subject to complete 3 months as impaired portfolio.

However, the recognition of revenue from interest can be kept on the credits/loans that are being paid normally and that correspond to obligations with independent payment flows, as may happen in the case of project financing.

Group Evaluation:
• Loans or installments that complete 6 months of delinquency in its payments and are not collaterized over 80%.

2009 First Quarter Results

• Loan originated expenses
Until December, 31 2008, Banks activated expenses originated in loan generation using the straight-line amortization method over the term of the loan. From January 1, 2009 Banks have to amortize according to the effective rate amortization method, over the term of the loan.

• Loan charge-offs
From January 1st, 2009, loan charge-off apply on the current and past due installments, i.e., the full charge-off should be recorded when the period of an unpaid installment or part of a credit, completes the term indicated in the table below:

Types of Loan	Term

Consumer loans with or without collateral	6 months
Other loans without collateral	24 months
Commercial loans with collateral	36 months
Residential real estate mortgage loans	48 months
Consumer leasing	6 months
Other non real estate leasing operations	12 months
Real estate leasing (commercial or residential )	36 months

• Rewrite of charged-off loans
Under the new rule, any rewrite of charged–off credits is not considered as income. The operation maintains its deteriorated character and all effective payments received must be treated as loan recoveries.

Consequently, the rewritten credit can only be recorded as an asset if it leaves its impaired condition, recognizing a recovery of a previously charged-off loan in the P&L statement. The same criteria apply in the case of a new loan is granted in order to pay a previously charged-off loan.

• Deferred taxes
The temporary differences originated because of the application of these new criteria have to be recognized.

2009 First Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	1Q08 MCh$	4Q08 MCh$	1Q09 MCh$	1Q09 MUS $	1Q09-1Q08	1Q09-4Q08	Mar.08 MCh$	Dec.08 MCh$	Mar.09 MCh$	Mar.09 MUS$	Mar.09-Mar.08

Interest revenue and expense
Interest revenue	308,537	474,434	178,971	307.5	(42.0) %	(62.3) %	308,537	1,663,643	178,971	307.5	(42.0) %
Interest expense	(155,485)	(256,287)	(35,571)	(61.1)	(77.1) %	(86.1) %	(155,485)	(885,104)	(35,571)	(61.1)	(77.1) %
Net interest revenue	153,052	218,147	143,400	246.4	(6.3) %	(34.3) %	153,052	778,539	143,400	246.4	(6.3) %

Fees and commissions
Income from fees and commissions	60,345	75,091	67,661	116.2	12.1%	(9.9) %	60,345	275,899	67,661	116.2	12.1%
Expenses from fees and commissions	(13,446)	(18,644)	(13,857)	(23.8)	3.1%	(25.7) %	(13,446)	(60,035)	(13,857)	(23.8)	3.1%
Total fees and commissions, net	46,899	56,447	53,804	92.4	14.7%	(4.7) %	46,899	215,864	53,804	92.4	14.7%

Gains (losses) from trading and brokerage activities	31,614	247,337	(60,981)	(104.8)	n/a	n/a	31,614	387,703	(60,981)	(104.8)	n/a
Foreign exchange transactions, net	(21,268)	(240,889)	86,266	148.2	n/a	n/a	(21,268)	(353,012)	86,266	148.2	n/a
Other operating income	41,433	4,726	6,982	12.0	(83.1) %	47.7%	41,433	68,386	6,982	12.0	(83.1) %

Operating revenues	251,730	285,768	229,471	394.2	(8.8) %	(19.7) %	251,730	1,097,480	229,471	394.2	(8.8) %

Provisions for loan losses	(26,033)	(47,014)	(51,104)	(87.8)	96.3%	8.7%	(26,033)	(138,593)	(51,104)	(87.8)	96.3%

Net operating revenues	225,697	238,754	178,367	306.4	(21.0) %	(25.3) %	225,697	958,887	178,367	306.4	(21.0) %

Operating expenses
Staff expenses	(86,787)	(67,574)	(64,171)	(110.2)	(26.1) %	(5.0) %	(86,787)	(306,040)	(64,171)	(110.2)	(26.1) %
Administrative expenses	(42,671)	(51,131)	(43,984)	(75.6)	3.1%	(14.0) %	(42,671)	(177,862)	(43,984)	(75.6)	3.1%
Depreciation and amortization	(10,906)	(9,270)	(8,112)	(13.9)	(25.6) %	(12.5) %	(10,906)	(35,573)	(8,112)	(13.9)	(25.6) %
Other operating expenses	(11,010)	(28,814)	(5,185)	(8.9)	(52.9) %	(82.0) %	(11,010)	(54,373)	(5,185)	(8.9)	(52.9) %
Total operating expenses	(151,374)	(156,789)	(121,452)	(208.6)	(19.8) %	(22.5) %	(151,374)	(573,848) (121,452)		(208.6)	(19.8) %

Net operating income	74,323	81,965	56,915	97.8	(23.4) %	(30.6) %	74,323	385,039	56,915	97.8	(23.4) %

Income attributable to affiliates	863	(18)	565	1.0	(34.5) %	n/a	863	2,987	565	1.0	(34.5) %
Loss from price-level restatement	(7,174)	(16,570)	0	0.0	n/a	n/a	(7,174)	(77,789)	0	0.0	n/a

Income before income taxes	68,012	65,377	57,480	98.8	(15.5) %	(12.1) %	68,012	310,237	57,480	98.8	(15.5) %

Income taxes	(7,912)	(8,200)	(8,204)	(14.1)	3.7%	0.0%	(7,912)	(37,810)	(8,204)	(14.1)	3.7%

Income for the period	60,100	57,177	49,276	84.7	(18.0) %	(13.8) %	60,100	272,427	49,276	84.7	(18.0) %

Equity holders of the parent	60,100	57,173	49,276	84.7	(18.0) %	(13.8) %	60,100	272,425	49,276	84.7	(18.0) %
Minority interest	0	4	0	0.0	n/a	n/a	0	2	0	0.0	n/a

Net income	60,100	57,177	49,276	84.7	(18.0) %	(13.8) %	60,100	272,427	49,276	84.7	(18.0) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. The historical data are not adjusted to these criteria. As a result, the figures for 2009 are not entirely comparable with historical figures.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$582.10 for US$1.00 as of March 31, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 First Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Mar 08 MCh$	Sep 08 MCh$	Dec 08 MCh$	Mar 09 MCh$	Mar-09 MUS$	% Change

						Mar 09-Mar 08	Mar 09-Dec 08

Cash and due from banks	463,892	617,059	751,223	907,524	1,559.1	95.6%	20.8%
Transactions in the course of collection	465,561	558,410	469,580	417,613	717.4	(10.3) %	(11.1%)

Trading securities	1,193,041	634,063	679,843	608,245	1,044.9	(49.0) %	(10.5%)
Securities purchased under resale agreement	38,665	113,059	75,519	34,829	59.8	(9.9) %	(53.9%)
Derivate instruments	743,215	806,152	904,726	664,496	1,141.5	(10.6) %	(26.6%)
Loans and advances to Banks	286,108	422,036	321,992	342,301	588.0	19.6%	6.3%

Loans to customers, net
Commercial loans	7,848,562	8,946,296	9,453,445	8,752,583	15,036.2	11.5%	(7.4%)
Residential mortgage loans	2,038,389	2,235,551	2,308,013	2,271,399	3,902.1	11.4%	(1.6%)
Consumer loans	1,813,480	1,856,287	1,887,548	1,877,035	3,224.6	3.5%	(0.6%)
Loans to customers	11,700,431	13,038,134	13,649,006	12,901,017	22,162.9	10.3%	(5.5%)
Allowances for loan losses	(167,318)	(198,358)	(227,202)	(248,700)	(427.2)	48.6%	9.5%
Total loans to customers, net	11,533,113	12,839,776	13,421,804	12,652,317	21,735.6	9.7%	(5.7%)

Available for sale instruments	175,836	732,534	1,071,438	1,049,350	1,802.7	496.8%	(2.1%)
Held to maturity instruments	0	0	0	0	0.0	n/a	n/a

Investments in affiliates	9,494	11,388	11,377	12,070	20.7	27.1%	6.1%
Intangible assets	29,941	32,797	34,763	31,327	53.8	4.6%	(9.9%)
Fixed assets	196,924	201,726	205,369	212,077	364.3	7.7%	3.3%

Current tax assets	0	0	0	0	0.0	n/a	n/a
Deferred tax assets	56,799	63,162	70,505	65,886	113.2	16.0%	(6.6%)
Other assets	141,047	116,631	110,303	120,529	207.1	(14.5) %	9.3%

Total assets	15,333,636	17,148,793	18,128,442	17,118,564	29,408.1	11.6%	(5.6%)

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. The historical data are not adjusted to these criteria. As a result, the figures for 2009 are not entirely comparable with historical figures.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$582.10 for US$1.00 as of March 31, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 First Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Mar 08 MCh$	Sep 08 MCh$	Dec 08 MCh$	Mar 09 MCh$	Mar-09 MUS$	% Change

						Mar 09-Mar 08	Mar 09-Dec 08

Liabilities
Current accounts and demand deposits	2,808,069	2,817,701	3,007,261	3,249,989	5,583.2	15.7%	8.1%
Transactions in the course of payment	270,699	304,256	141,988	240,924	413.9	(11.0) %	69.7%
Securities sold under repurchase agreement	432,148	590,425	420,658	301,667	518.2	(30.2) %	(28.3) %
Saving accounts and time deposits	6,972,302	7,763,093	8,472,590	8,050,745	13,830.5	15.5%	(5.0) %
Derivate instruments	749,042	742,743	862,799	764,083	1,312.6	2.0%	(11.4) %
Borrowings from financial institutions	906,747	1,277,106	1,498,549	1,080,616	1,856.4	19.2%	(27.9) %
Debt issued	1,688,020	1,808,616	1,900,588	1,806,822	3,104.0	7.0%	(4.9) %
Other financial obligations	77,845	128,144	93,708	60,682	104.2	(22.0) %	(35.2) %
Current tax liabilities	11,122	16,779	9,053	11,492	19.7	3.3%	26.9%
Deferred tax liabilities	14,156	18,360	25,465	25,455	43.7	79.8%	(0.0) %
Provisions	110,427	230,736	290,990	126,196	216.8	14.3%	(56.6) %
Other liabilities	154,020	183,726	107,050	81,292	139.7	(47.2) %	(24.1) %

Total liabilities	14,194,597	15,881,685	16,830,699	15,799,963	27,142.9	11.3%	(6.1) %

Equity
Capital	1,003,825	1,016,335	1,106,491	1,158,752	1,990.6	15.4%	4.7%
Reserves	117,862	186,904	118,170	141,301	242.7	19.9%	19.6%
Other accounts	(8,049)	(8,068)	(16,660)	(4,250)	(7.3)	(47.2) %	(74.5) %
Retained earnings
Retained earnings from previous periods	7,354	7,354	8,007	8,007	13.8	8.9%	0.0%
Income for the period	60,100	215,252	272,425	49,276	84.7	(18.0) %	(81.9) %
Provisions for minimum dividends	(42,070)	(150,677)	(190,698)	(34,493)	(59.3)	(18.0) %	(81.9) %
Minority interest in consolidated subsidiaries	17	8	8	8	0.0	(52.9) %	0.0%

Total equity	1,139,039	1,267,108	1,297,743	1,318,601	2,265.2	15.8%	1.6%

Total liabilities & equity	15,333,636	17,148,793	18,128,442	17,118,564	29,408.1	11.6%	(5.6) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. The historical data are not adjusted to these criteria. As a result, the figures for 2009 are not entirely comparable with historical figures.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$582.10 for US$1.00 as of March 31, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 First Quarter Results

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	1Q08	4Q08	1Q09	Mar.08	Dec.08	Mar.09

Earnings per Share
Net income per Share (Ch$) (1)	0.75	0.78	0.61	0.75	3.45	0.61
Net income per ADS (Ch$) (1)	447.62	470.37	365.55	447.62	2,067.20	365.55
Net income per ADS (U S$) (2)	1.02	0.75	0.63	1.02	3.29	0.63
Book value per Share (Ch$) (1)	14.24	16.25	16.36	14.24	16.25	16.36
Shares outstanding (Millions)	80,560	80,880	80,880	80,560	80,880	80,880

Profitability Ratios (3)(4)
Net Interest Margin	4.58%	5.40%	3.69%	4.58%	5.40%	3.69%
Net Financial Margin	4.89%	5.56%	4.34%	4.89%	5.64%	4.34%
Fees and commissions / Avg. Interest Earnings Assets	1.40%	1.40%	1.38%	1.40%	1.50%	1.38%
Operating Revenues / Avg. Interest Earnings Assets	7.53%	7.07%	5.90%	7.53%	7.61%	5.90%
Return on Average Total Assets	1.64%	1.31%	1.18%	1.64%	1.73%	1.18%
Return on Average Equity	17.50%	15.78%	13.03%	17.50%	20.25%	13.03%

Capital Ratios
Equity / Total Assets	7.43%	7.16%	7.70%	7.43%	7.16%	7.70%
Basic Capital / Total Assets	6.72%	6.56%	7.07%	6.72%	6.56%	7.07%
Basic Capital / Risk-Adjusted Assets	8.69%	8.56%	9.35%	8.69%	8.56%	9.35%
Total Capital / Risk -Adjusted Assets	11.50%	11.71%	12.72%	11.50%	11.71%	12.72%

C red it Qu ality Ratios
Past Due Loans / Total Loans to customers	0.55%	0.60%	0.57%	0.55%	0.60%	0.57%
Allow ance for Loan Losses / Past due Loans	258.07%	277.25%	337.36%	258.07%	277.25%	337.36%
Allow ance for Loans Losses / Total Loans to customers	1.43%	1.66%	1.93%	1.43%	1.66%	1.93%
Provision for Loan Losses / Avg. Loans to customers (4)	0.88%	1.34%	1.52%	0.88%	1.09%	1.52%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	60.13%	54.87%	52.93%	60.13%	52.29%	52.93%
Operating Expenses / Average Total Assets (3) (4)	4.13%	3.59%	2.90%	4.13%	3.65%	2.90%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	13,364,060	16,167,817	15,561,964	13,364,060	14,426,049	15,561,964
Avg. Assets (million Ch$)	14,672,814	17,466,621	16,774,637	14,672,814	15,710,276	16,774,637
Avg. Equity (million Ch$)	1,264,413	1,280,712	1,324,844	1,264,413	1,233,727	1,324,844
Avg. Loans to customers (million Ch$)	11,798,904	14,038,863	13,451,656	11,798,904	12,748,589	13,451,656
Avg. Interest Bearing Liabilities (million Ch$)	9,971,351	12,661,333	11,821,838	9,971,351	11,088,007	11,821,838

Other Data
Exchange rate (Ch$)	439.09	629.11	582.10	439.09	629.11	582.10

Notes
(1)	These figures were expressed in nominal Chilean pesos.
(2)	These figures were calculated considering the nominal net income, the shares outs tanding and the exchange rates existing at the end of each period.
(3)	The ratios were calculated as an average of daily balances.
(4)	Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. The historical data are not adjusted to these criteria. As a result, the figures for 2009 are not entirely comparable with historical figures.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$582.10 for US$1.00 as of March 31, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 First Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2009

Banco de Chile

/s/ Arturo Tagle Quiroz
By:	Arturo Tagle Quiroz Acting General Manager and CEO